PLAYBOY ENTERPRISES, INC.

LINDA G. HAVARD

EXECUTIVE VICE PRESIDENT

& CHIEF FINANCIAL OFFICER

December 8, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549 Mail Stop 3720 Attention: Terry French Accountant Branch Chief

RE:	Playboy Enterprises, Inc. Form 10-K for the year ended December 31, 2005 Filed March 16, 2006 Form 10-Q for the quarter ended March 31, 2006 Filed May 10, 2006 File No. 1-14790

Ladies and Gentlemen:

We would again like to thank the staff of the Division of Corporation Finance (the “Staff”) for the time the Staff has taken in connection with the review of the above-referenced filings of Playboy Enterprises, Inc. (“Playboy” or the “Company”). Following our recent call with the Staff to discuss our letter, dated November 9, 2006, we understand that the Staff will not object to our proposal described in such letter to begin expensing trademark defense costs prospectively in the fourth quarter of 2006 and to continue capitalizing other trademark costs.

As discussed on the same call with the Staff, we would like to appeal to the Office of the Chief Accountant of the Division of Corporation Finance the Staff’s determination that the assignment of useful lives to certain distribution agreements (the “ILAs”) acquired by the Company in 2001 that the Company currently accounts for as indefinite lived should not be treated as a “change in estimate” on a prospective basis in accordance with FAS 154. We understand that the Staff’s primary concern with the treatment of the ILAs as indefinite lived assets is the determination that the ILAs will remain in place without material modifications in accordance with the guidance in paragraph 11(d) of SFAS 142. We understand that in connection with our appeal the Office of the Chief Accountant will review our previous letters to the Staff. The purpose of this letter is to provide in writing some further information, most of which has been discussed orally with the Staff,

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regarding our experience with distribution agreements and the industry in which we operated at the time we made the determination to treat the ILAs as indefinite lived assets.

Company’s Experience with Distribution Agreements

The Company’s acquisition of the ILAs occurred at approximately the same time as the issuance of FAS 141/142. As we have previously described, we carefully considered this guidance at the time. We hired a respected valuation practice to perform a complete analysis of the purchase price in order to determine the total purchase price allocation, including the identification of intangible assets apart from goodwill. We allocated the purchase price to both definite and indefinite lived distribution agreements as well as covenants not to compete. Of the 13 agreements that were transferred to the Company, we concluded that five had indefinite lives. Two of those five ILAs are immaterial, as they represent less than 2% of the total original value of the ILAs.

The rules on what constitutes a material modification are highly subjective. In making its determination that the five agreements should be considered indefinite lived assets, the Company evaluated the terms and conditions of each ILA and took into account the Company’s historical experience with similar distribution agreements. In particular, since the early 1980s the Company had similar distribution agreements for its Playboy television network with the distributors that were party to the three ILAs with the largest value. In addition, the Company had similar distribution agreements for its AdulTVision movie networks and for the Spice movie networks it acquired in 1999 and was familiar with the specific ILAs because they were part of the assets of Spice Entertainment Companies, Inc. ("Spice"), that the Company initially decided not to acquire at the time of the 1999 Spice acquisition. Because Playboy decided not to acquire Spice’s Spice Hot network businesses, Spice and Califa Entertainment Group, Inc. ("Califa"), entered into an agreement under which Spice agreed to sell that business to Califa immediately prior to the closing of the Company’s acquisition of Spice. The ILAs were included within the Spice Hot network business sold to Califa. Although Playboy did not initially acquire the Spice Hot network business, a business relationship existed whereby the Company received royalties from Califa based on the revenues it earned from the Spice Hot network business, including those from the ILAs. Based on this history, we were intimately knowledgeable regarding the ILAs when we acquired them in 2001.

Company’s Industry Experience

The Staff has stated that its concern regarding paragraph 11(d) of SFAS 142 stems in large part from its experience with distribution agreements with others in the broadcasting industry, primarily the multiple system operators. We do not believe it is reasonable to make a comparison between our specific situation and those of the participants in the broader broadcasting industry when reviewing the decision the Company made in 2001 to treat the ILAs as indefinite lived assets. The Company supplies adult premium (pay)-television programming and was the overwhelmingly dominant supplier of such programming in 2001, as we estimate that the Company’s programming was broadcast on approximately 75% of the channel space reserved for adult programming. Accordingly, in the Company’s experience, there was little competition with respect to distribution agreements for the Company’s programming. In addition, renewals of the Company’s historical distribution agreements were similar to the ILAs.

On the basis of the Company’s experience and of its market share, the Company did not at the time it determined the appropriate accounting treatment for the ILAs believe that future changes to the ILAs would result in material modifications. We have previously described for the Staff the changes that have been made to the ILAs since we acquired them in 2001 (note that one large agreement has not been amended at all to date). We

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do not believe that these changes are material modifications. As empirical evidence, annual revenues from movie networks have not changed more than 10% in the years 2003 through 2005.

As we have discussed with the Staff, we continue to believe that our determination that the ILAs have indefinite lives was correct. Because we recognize the subjective and judgmental nature of this issue, we proposed an amortization schedule in our letter of November 9, 2006, which would amortize the ILAs over a life of 27-1/2 years to reflect the potential that the cumulative impact of insignificant changes over 25 to 30 years might, in total, be considered material.

Because we believe we made the correct accounting decision in 2001, we also believe that if we now assign a life to the ILAs, the correct treatment is a “change in estimate” on a prospective basis, in accordance with FAS 154.

Again, the Company appreciates the Staff’s consideration of the facts and looks forward to discussing the remaining issue with the Office of the Chief Accountant.

Very truly yours,

PLAYBOY ENTERPRISES, INC.

By:

Name:	Linda G. Havard
Title:	Executive Vice President,

Finance and Operations and

Chief Financial Officer

cc:	Howard Shapiro, Esq.

(Playboy Enterprises, Inc.)

680 N. LAKE SHORE DRIVE / CHICAGO, ILLINOIS 60611 / 312-751-8000